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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                           Harmon Industries, Inc.
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                  413136102
                               (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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[S]CUSIP No. 413136102                    13G                  Page 2 of 5 Pages
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              St. Denis J. Villere & Company
              I.R.S. Identification No. 72-0343760
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                   (a) /  /          (b) /X/
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

              Louisiana
--------------------------------------------------------------------------------
          NUMBER OF            5     SOLE VOTING POWER

           SHARES                         None
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

           OWNED BY                       759,850
                               -------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                       None

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                         759,850
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              759,850 Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

              N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              10.95%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

              IA
--------------------------------------------------------------------------------


                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 5 pages

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CUSIP


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                                  SCHEDULE 13G

ITEM 1.

         This Schedule 13G relates to shares of the common stock (the "Shares") of Harmon Industries, Inc., a Missouri corporation (the "Issuer"), whose principal executive offices are located at 1300 Jefferson Court, Blue Springs, Missouri 64015.

ITEM 2.

         (a)-(c)   The person filing this Schedule 13G is St. Denis J. Villere
& Company, a Louisiana partnership in commendam (the "Partnership"), with its principal business office located at 210 Baronne Street, Suite 808, New Orleans, Louisiana 70112-1727.

         (d)       Title of Class of Securities:  Common

         (e)       CUSIP Number:  413136102

ITEM 3.

         The Partnership is filing this Schedule 13G as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4.  Ownership.

         (a)-(c) As of December 31, 1997, the Partnership was deemed to have or share voting or dispositive power over, and therefore to own beneficially, the number and percentage of Shares of the Issuer indicated below:

Number      Percentage of    Sole     Shared   Sole             Shared
of          Outstanding      Voting   Voting   Dispositive      Dispositive
Shares      Shares           Power    Power    Power            Power
------      ------------     -----    -----    ------------     ------------

759,850     10.95%           0        759,850     0             759,850





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ITEM 5.  Ownership of Five Percent or Less of a Class.

                 Not Applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

                 In addition to the Partnership, one hundred fifty-nine (159) shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not Applicable

ITEM 8.  Identification and Classification of Members of the Group.

                 Not Applicable

ITEM 9.  Notice of Dissolution of Group.

                 Not Applicable

ITEM 10.         Certification.

                 By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:       January 23, 1998

                                          ST. DENIS J. VILLERE & COMPANY,
                                          A LOUISIANA PARTNERSHIP
                                          IN COMMENDAM



                                          By:     /s/ GEORGE G. VILLERE
                                                  ----------------------------
                                                  George G. Villere
                                                  General Partner






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